Exhibit 99.1

Intelligent Living Application Group Inc. Regains Compliance with Nasdaq’s Minimum Bid Price Rule

HONG KONG, September 16, 2024 /PRNewswire/ — Intelligent Living Application Group Inc. (NASDAQ: ILAG) (“Intelligent Living” or the “Company”), a premium lockset manufacturer in Hong Kong, announced today that it has regained compliance with the $1 minimum bid price requirement under the continued listing requirements of the Nasdaq Stock Market LLC (“Nasdaq”).

On September 13, 2024, the Company received a written notification from Nasdaq’s Listing Qualifications Department stating that the closing bid price of the Company’s ordinary shares has been $1.00 per share or greater for 10 consecutive trading days, from August 28, 2024 to September 12, 2024. Accordingly, the Company has regained compliance with Nasdaq Listing Rule 5550(a)(2).

About Intelligent Living Application Group Inc.

Intelligent Living Application Group Inc. (“ILAG”) is a premium lockset manufacturer headquartered in Hong Kong. It manufactures and sells high quality mechanical locksets to customers mainly in the United States and Canada and has continued to diversify and refine its product offerings in the past 40 years to meet its customers’ needs. ILAG has obtained the ISO9001 quality assurance certificate and various accredited quality and safety certificates including American National Standards Institute (ANSI) Grade 2 and Grade 3 standards that are developed by the Builders Hardware Manufacturing Association (BHMA) for ANSI. ILAG keeps investing in self-designed automated product lines, new craftsmanship and developing new products including smart locks and smart home security devices. For more information, visit the Company’s website at http://www.i-l-a-g.com/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC, which are available for review at www.sec.gov.

For more information, please contact:

Intelligent Living Application Group, Inc.

Phone: +852 2481 7938

Email info@i-l-a-g.com